UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 333-255518-01

TELESAT PARTNERSHIP

(Translation of registrant’s name into English)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Completion of Integration Transaction

On November 18, 2021 and November 19, 2021, Telesat Partnership, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership” or the “Partnership”), along with the other parties to the Transaction Agreement (as defined below) consummated the transactions (collectively, the “Transaction”) contemplated by the Transaction Agreement and Plan of Merger (as amended, the “Transaction Agreement”), dated as of November 23, 2020, by and among Telesat Partnership, Telesat Corporation, a corporation incorporation under the laws of the Province of British Columbia, Canada (“Telesat Corporation”), Telesat Canada, a Canadian corporation (“Telesat Canada”), Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation (“Red Isle”).

The Transaction was effected in accordance with the Transaction Agreement through a series of transactions, including: (i) on November 18, 2021, Red Isle contributing 272,827 Telesat Canada Non-Voting Participating Preferred Shares to Telesat Corporation in exchange for class C fully voting shares of Telesat Corporation (“Class C Shares”) and the balance of its equity interest in Telesat Canada to Telesat Partnership in exchange for class C units of Telesat Partnership (“Class C Units”); (ii) on November 18, 2021 and pursuant to stockholder contribution agreements, the contribution by current and former members of management of Telesat Canada of their Telesat Canada Non-Voting Participating Preferred Shares to Telesat Corporation in exchange for newly issued Class A common share of Telesat Corporation (the “Class A common shares”) if such contributing shareholder is Canadian (as such term is defined in the Investment Canada Act) or newly issued Class B variable voting shares of Telesat Corporation (the “Class B variable voting shares”) if such contributing shareholder is not Canadian (as such term is defined in the Investment Canada Act); (iii) on November 18, 2021 and pursuant to the director contribution agreement, the contribution by John Cashman and Clare Copeland of their Telesat Canada Director Voting Preferred Shares to Telesat Partnership in exchange for interests in Telesat Partnership, which were subsequently redeemed by Telesat Partnership for cash on November 19, 2021; (iv) on November 18, 2021 and pursuant to optionholder exchange agreements, the exchange of options, tandem stock appreciation rights and restrict stock units in respect of Telesat Canada for corresponding instruments in Telesat Corporation with the same vesting terms and conditions; and (v) on November 19, 2021, the merger of Merger Sub with and into Loral (the “Merger”), with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership and the other Loral stockholders receiving shares of Telesat Corporation or units of Telesat Partnership as described below.

Under the terms of the Transaction Agreement, at the effective time of the Merger (the “Effective Time”), each share of Loral common stock outstanding immediately prior to the Effective Time was converted into the right to receive (a) if the Loral stockholder validly made an election to receive units of Telesat Partnership pursuant to the Merger (a “Unit Election”), one (1) newly issued Class A unit of Telesat Partnership if such Loral stockholder is Canadian (as such term is defined in the Investment Canada Act), and otherwise one (1) newly issued Class B unit of Telesat Partnership, (b) if the Loral stockholder validly made an election to receive shares of Telesat (a “Shares Election”) one (1) newly issued Class A common share if such Loral stockholder is Canadian (as such term is defined in the Investment Canada Act), or (c) if the Loral stockholder validly made a Shares Election and is not Canadian, or did not validly make a Unit Election or a Shares Election, one (1) newly issued Class B variable voting share. Following the Transaction, Telesat Canada became an indirect wholly owned subsidiary of Telesat Partnership.

In addition, on November 18, 2021, Telesat Corporation entered into the trust agreement and trust voting agreement with Telesat Partnership, TSX Trust Company as the trustee of Telesat Corporation Trust and, in the case of the trust agreement, Christopher DiFrancesco, effectuating the voting trust relating to the voting rights of units of Telesat Partnership. The trust agreement and the trust voting agreement are filed, respectively, as Exhibit 99.4 and Exhibit 99.5 hereto and incorporated herein by reference.

Telesat Partnership’s prospectus filed on June 30, 2021 pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”), which prospectus is a part of the Registration Statement on Form F-4, as amended (Registration No. 333-255518) (the “Registration Statement”), filed by Telesat Corporation and Telesat Partnership, contains additional information about the Transaction and the other transactions contemplated by the Transaction Agreement, including a description of the treatment of equity awards and information concerning the interests of directors, executive officers and affiliates of Telesat Corporation and Loral in the Transaction. On November 16, 2021, Telesat Partnership and Telesat Corporation filed a Non-Offering Prospectus with the Ontario Securities Commission (the “Prospectus”), which has been filed by Telesat Partnership pursuant to Rule 425 under the Securities Act . The Prospectus contains additional information regarding Telesat Corporation and Telesat Partnership.

The Class A common shares and Class B variable voting shares have been registered under Section 12(b) of the Exchange Act, and the Company is subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder as a foreign private issuer. The Class A common shares and Class B variable voting shares were approved for listing under the symbol “TSAT” on both the Nasdaq Global Select Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”). The Class A common shares and Class B variable voting shares began trading on the NASDAQ and the TSX on November 19, 2021.

The foregoing description of the Transaction Agreement and the Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement filed as Exhibit 99.1 hereto and incorporated herein by reference, the articles of Telesat Corporation filed as Exhibit 99.2 hereto, the amended and restated partnership agreement of Telesat Partnership filed as Exhibit 99.3 hereto and incorporated herein by reference.

Amendments to Articles

On November 17, 2021, in connection with the consummation of the Transaction, the Partnership Agreement of Telesat Partnership was amended and restated. The amended and restated partnership agreement of Telesat Partnership is attached hereto as Exhibit 99.2 and incorporated herein by reference.

On November 17, 2021, in connection with the consummation of the Transaction, Telesat Corporation adopted new Articles. The Articles of Telesat Corporation are attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Press Release

Telesat Corporation issued a press release on November 19, 2021 announcing the consummation of the Transaction, which is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

Financial Statements

(a) Financial Statements of Business Acquired.

The following information is attached hereto as Exhibit 99.7, and is incorporated herein by reference:

i.	Unaudited condensed interim consolidated financial statements of Telesat Canada as at September 30, 2021, and for the three- and nine-month periods ended September 30, 2021 and 2020 and related notes.

ii.	Consolidated financial statements of Telesat Canada as at December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020 and related notes.

iii.	Balance sheet of Telesat Corporation as at September 30, 2021 and December 31, 2020 and related notes.

iv.	Balance sheet of Telesat Corporation as at December 31, 2020 and related notes.

v.	Consolidated Balance of Telesat Partnership sheet as at September 30, 2021 and December 31, 2020 and related notes.

vi.	Consolidated Balance Sheet of Telesat Partnership as at December 31, 2020 and related notes.

vii.	Unaudited condensed interim consolidated financial statements of Loral as of September 30, 2021, and for the three- and nine-month periods ended September 30, 2021 and 2020 and related notes.

viii.	Consolidated financial statements of Loral as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020 and related notes.

ix.	Consolidated financial statements of Loral as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019 and related notes.

(b) Pro Forma Financial Information

The unaudited pro forma condensed consolidated balance sheet of Telesat Corporation as of September 30, 2021 and the unaudited pro forma condensed consolidated statements of income of Telesat Corporation for the year ended December 31, 2020 and the nine months ended September 30, 2021, after giving effect to the Transaction are included as Exhibit 99.8.

Exhibit Index

No.	Description

99.1	Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation, Lion Combination Sub Corporation, Loral Space & Communications Inc., Public Sector Pension Investment Board and Red Isle Private Investments Inc. (incorporated by reference to Exhibit 2.1 to Loral’s Current Report on Form 8-K, filed on November 25, 2020).

99.2	Amended and Restated Limited Partnership Agreement of Telesat Partnership LP.

99.3	Articles of Telesat Corporation.

99.4	Trust Agreement, dated as of November 18, 2021, by and between Christopher DiFrancesco, TSX Trust Company and, solely for the purposes set forth therein, Telesat Corporation and Telesat Partnership LP.

99.5	Voting Agreement, dated as of November 18, 2021, by and between TSX Trust Company, Telesat Corporation and Telesat Partnership LP.

99.6	Press Release of Telesat Corporation issued on November 19, 2021.

99.7	Financial Statements of Telesat Canada, Telesat Corporation, Telesat Partnership LP and Loral Space & Communications Inc.

99.8	Unaudited pro forma condensed consolidated balance sheet of Telesat Corporation as of September 30, 2021 and the unaudited pro forma condensed consolidated statements of income of Telesat Corporation for the year ended December 31, 2020 and the nine months ended September 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT PARTNERSHIP
(Registrant)

By: Telesat Corporation, its General Partner

November 19, 2021	By:	/s/ Christopher DiFrancesco
	Name:	Christopher DiFrancesco
	Title:	Vice President, General Counsel and Secretary